Exhibit 3.10

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)	Filed in the office of Barbara K. Cegavske Secretary of State State of Nevada	Document Number 20160367278-52
Filing Date and Time 08/18/2016 3:22PM
Entity Number C25630-1999

USE BLACK INK ONLY • DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:

Aurum Resource and Asset Management, Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

“Article I: The name of the corporation is Innovest Global, Inc.”;

“Article IV: The authorized capital stock of the Corporation shall be Five Hundred Ten Million (510,000,000) shares. The capital stock of the Corporation is divided into two classes: (1) Common Stock in the amount of Five Hundred Million (500,000,000) shares, $0.001 par value per share and (2) Preferred Stock in the amount of Ten Million (10,000,000) shares, $0.001 par value per share.

[Continued on Attachment Page]

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:        96.6%

4.	Effective date and time of filing: (optional)	Date: 9/19/2016 Time: 9:00AM
(must not be later than 90 days after the certificate is filed)

5.	Signature: (required)

X
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote. In addition to the affirmative vote otherwise required of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 1-5-15

Aurum Resource and Asset Management, Inc.

Certificate of Amendment to Articles of Incorporation

Attachment Page

The Preferred Share may be issued from time to time in one or more series. The board of directors is authorized to fix the number of shares of any series of Preferred Shares and to determine the designation of any such series. The board of directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares and, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.”